UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Commission File Number:  000-51597

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):        Form 10-K          Form 20-F          Form 11-K

                        X   Form 10-Q         Form N-SAR

  For Period Ended: March 31, 2009

      Transition Report on Form 10-K

      Transition Report on Form 10-Q

      Transition Report on Form 20-F

      Transition Report on Form N-SAR

      Transition Report on Form 11-K

For the Transition Period Ended: ________________________

Read attached instruction sheet before preparing form.  Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification related to a portion of the filing checked above, identify the item(s) to which the notification relates:

__________________________________________________________________

PART I

REGISTRANT INFORMATION

Full name of registrant:    The Enlightened Gourmet, Inc.

Former name if applicable:______________________.___________

Address of principal executive office (street and number):  236 Centerbrook

City, state and zip code:   Hamden, CT  06518

PART II

RULE 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant  seeks  relief  pursuant  to  Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

 X                      (a)

The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

(b)

The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)

The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

The Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2009 cannot be filed within the prescribed time period because the Company requires additional time for compilation and review to insure adequate disclosure of certain information required to be included in the Form 10-Q.

PART IV

OTHER INFORMATION

(1)

Name and telephone number of person to contact in regard to this notification:

Alexander L. Bozzi, III, President, (203) 230-9930

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s)

 X   Yes                No

 (3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings  statements to be  included  in  the subject report or portion thereof?

   X   Yes                No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reason why a reasonable estimate of the results cannot be made.

                                     The Enlightened Gourmet, Inc.

(Name of Registrant as specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 15, 2009

               By:  /s/__Alexander L. Bozzi________

           Alexander L. Bozzi, III

President

Explanation to Part IV (3)

The Company’s revenues for the 1st quarter of 2009 were less than the revenues for the comparable quarter of 2008.  However, the Company’s expenses during the quarter were also less than the 1st quarter of 2008.  While the Company will report a loss for the quarter, it has not calculated the amount of the loss, but has determined that the loss for the 1st quarter of 2009 will be less than the 1st quarter of 2008.